             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549


                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      (Amendment No. 2)

                        Acordia, Inc.


                      (Name of Issuer)


                Common Stock, $1.00 Par Value


               (Title of Class of Securities)


                          004929105


                       (CUSIP Number)


                    James E. Evans, Esq.
                   One East Fourth Street
                   Cincinnati, Ohio 45202
                       (513) 579-2536


        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                        July 2, 1997


   (Date of Event Which Requires Filing of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                     Page 1 of 10 Pages


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CUSIP  NO. 004929105           13D             Page 2 of  10
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     American Financial Group, Inc.                   31-1422526
     American Financial Corporation                   31-0624874

2     CHECK  THE  APPROPRIATE BOX IF A MEMBER  OF  A  GROUP*
(a) [X]

(b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS   REQUIRED   PURSUANT  TO  ITEM   2(d)   or   2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio corporations

7    NUMBER  OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER

           - - -

8    SHARED VOTING POWER

           - - -   (See Item 5)

9    SOLE DISPOSITIVE POWER

           - - -

10    SHARED DISPOSITIVE POWER

           - - -   (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           - - -   (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                            [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0 % (See Item 5)

14    TYPE OF REPORTING PERSON*

          HC
          CO

CUSIP  NO. 004929105           13D             Page 3 of  10
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner
          Carl H. Lindner III
          S. Craig Lindner
          Keith E. Lindner

2     CHECK  THE  APPROPRIATE BOX IF A MEMBER  OF  A  GROUP*
(a) [X]

(b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS   REQUIRED   PURSUANT  TO  ITEM   2(d)   or   2(e)
[ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizens

7    NUMBER  OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER

           - - -

8    SHARED VOTING POWER

          - - - (See Item 5)

9    SOLE DISPOSITIVE POWER

           - - -

10    SHARED DISPOSITIVE POWER

          - - - (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          - - - (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% (See Item 5)

14    TYPE OF REPORTING PERSON*

          IN

Item 1.   Security and Issuer.

     This Amendment No. 2 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("AFG"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (AFG, AFC and the
Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on April 12, 1995, relative to the Common Stock, par value $1.00 per share ("Acordia Common Stock"), issued by Acordia, Inc., a Delaware corporation ("Acordia").

      As of June 30, 1997, the Lindner Family and trusts for their benefit beneficially owned approximately 45% of the outstanding common stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 76% of AFC's outstanding voting equity securities).

      Following the transaction described in Item 4 hereof, the Reporting Persons no longer beneficially own five percent or more of a class of Acordia voting equity securities.

Item 4.   Purpose of Transaction.

     On July 2, 1997, the Reporting Persons tendered 800,000 shares of Acordia Common Stock and warrants to purchase 1,500,000 shares of Acordia Common Stock to Anthem Insurance Company pursuant to a tender offer dated June 6, 1997. The Reporting Persons will receive $40 cash per share of Common Stock and an aggregate of $22,500,000 for the warrants.

Item 5.   Interest in Securities of the Issuer.

     As a result of the transaction described in Item 4, the Reporting Persons beneficially owned no Acordia equity securities.

Item 7.   Material to be filed as Exhibits.

          (1)   Agreement  required pursuant  to  Regulation
          Section  240.13d-1(f)(1)  promulgated  under   the
          Securities Exchange Act of 1934, as amended.

          (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1997


                              AMERICAN FINANCIAL GROUP, INC.


                              By: James C. Kennedy
                                   James  C. Kennedy, Deputy
General
                                    Counsel and Secretary

                              AMERICAN FINANCIAL CORPORATION


                              By: James C. Kennedy
                                   James  C. Kennedy, Deputy General
                                    Counsel and Secretary


                                 Carl H. Lindner*
                                 Carl H. Lindner


                                 Carl H. Lindner III*
                                 Carl H. Lindner III


                                 S. Craig Lindner*
                                 S. Craig Lindner


                                 Keith E. Lindner*
                                 Keith E. Lindner


*    James C. Kennedy
By:  James C. Kennedy as attorney-in-fact

Exhibit 1
                           AGREEMENT

     This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

       WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

      NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                              AMERICAN PREMIER GROUP, INC.
                              AMERICAN FINANCIAL CORPORATION

                              By:  /s/ James E. Evans
                                   James E. Evans
                                   Vice President & General
                                    Counsel

                                   /s/ Carl H. Lindner
                                   Carl H. Lindner

                                   /s/ Carl H. Lindner III
                                   Carl H. Lindner III

                                   /s/ S. Craig Lindner
                                   S. Craig Lindner

                                   /s/ Keith E. Lindner
                                   Keith E. Lindner

Exhibit 2


                      POWER OF ATTORNEY



      I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                 /s/  Carl   H.    Lindner
                                     Carl H. Lindner

                      POWER OF ATTORNEY



      I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                /s/  Carl  H.  Lindner   III
                                    Carl H. Lindner III

                      POWER OF ATTORNEY



      I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                              /s/ S. Craig Lindner
                                   S. Craig Lindner

                      POWER OF ATTORNEY



      I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                 /s/  Keith E. Lindner
                                    Keith E. Lindner